Phoenix Auto-Callable Securities due June 4, 2014
Based on the Performance of the Common Stock of Occidental Petroleum
Corporation

Free Writing Prospectus
Filed pursuant to Rule 433 Registration Statement No. 333-178081 May 14, 2013

Phoenix Auto-Callable Securities do not guarantee the payment of interest or the repayment of principal. Instead, the securities offer the opportunity for investors to earn a contingent quarterly coupon at an annual rate of 12.60% of the stated principal amount, but only with respect to each determination date on which the determination closing price of the underlying stock is greater than or equal to 80% of the initial share price, which we refer to as the downside threshold level. In addition, if the determination closing price of the underlying stock is greater than or equal to the initial share price on any determination date, the securities will be automatically redeemed for an amount per security equal to the stated principal amount and the contingent quarterly coupon. However, if the securities are not automatically redeemed prior to maturity, the payment at maturity due on the securities will be either (i) if the final share price is greater than or equal to the downside threshold level, the stated principal amount and the contingent quarterly coupon with respect to the final determination date, or (ii) if the final share price is less than the downside threshold level, investors will be exposed to the decline in the underlying stock on a 1 to 1 basis and will receive a payment at maturity that is less than 80% of the stated principal amount of the securities and could be zero. Moreover, if, on any determination date, the closing price of the underlying stock is less than the downside threshold level, you will not receive any contingent quarterly coupon for that quarterly period. As a result, investors must be willing to accept the risk of not receiving any contingent quarterly coupons and also the risk of receiving a payment at maturity that is significantly less than the stated principal amount of the securities and could be zero. Accordingly, investors could lose their entire initial investment in the securities. The securities are for investors who are willing to risk their principal and seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving no contingent quarterly coupons over the term of the securities. Investors will not participate in any appreciation of the underlying stock.
Senior unsecured obligations of Morgan Stanley maturing June 4, 2014. All payments on the securities are subject to the credit risk of Morgan Stanley.
The securities are expected to price on May 17, 2013 and are expected to settle on May 22, 2013.
The securities will be issued in denominations of $1,000 per security and integral multiples thereof.
Fees and Commissions:
J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley
[AND] Co. LLC, the agent, a fixed sales commission of 1% for each security it sells. In addition, JPMorgan Chase Bank, N.A. will purchase securities from
Morgan Stanley [AND] Co. LLC for sales to certain fiduciary accounts at a purchase price to such accounts of 99% of the stated principal amount per security and will forgo any sales commission with respect to such sales.

KEY TERMS
Issuer                      Morgan Stanley
Underlying stock            Occidental Petroleum Corporation common stock

Early redemption            If, on any of the first three determination dates,
                            the determination closing price of the underlying stock
                            is greater than or equal to the initial share price,
                            the securities will be automatically redeemed for an
                            early redemption payment on the third business day
                            following the related determination date.

Early redemption payment    An amount equal to (i) the stated principal amount
                            plus (ii) the contingent quarterly coupon with respect
                            to the related determination date.

Payment at maturity         If the final share price is greater than or equal to
                            the downside threshold level: (i) the stated principal
                            amount plus (ii) the contingent quarterly coupon with
                            respect to the final determination date
                            If the final share price is less than the downside
                            threshold level: (i) the stated principal amount
                            multiplied by (ii) the share performance factor

Contingent quarterly coupon If, on any determination date, the determination closing price or the final share price, as applicable,
                            is greater than or equal to the downside threshold level,
                            we will pay a contingent quarterly coupon at an annual
                            rate of 12.60% of the stated principal amount per security on the related contingent payment date. If, on any
                            determination date, the determination closing price or
                            the final share price, as applicable, is less than the
                            downside threshold level, no contingent quarterly coupon
                            will be paid with respect to that determination date.

Continent payment dates     With respect to each determination date other than the
                            final determination date, the third business day after
                            the related determination date. The payment of the
                            contingent quarterly coupon, if any, with respect to the
                            final determination date will be made on the maturity date.

Determination closing price The closing price of the underlying stock on any determination date other than the final determination
                            date times the adjustment factor on such determination date

Determination dates         August 29, 2013, November 28, 2013. February 27, 2014 and May 30, 2014

Initial share price         The closing price of the underlying stock on the pricing date

Share performance factor    Final share price divided by the initial share price

Final share price           The closing price of the underlying stock on the final
                            determination date times the adjustment factor

Adjustment factor           1.0, subject to adjustment in the event of certain
                            corporate events affecting the underlying stock

Downside threshold level    Equal to 80% of the initial share price

Maturity date               June 4, 2014

Listing                     The securities will not be listed on any securities exchange

CUSIP / ISIN                61761JGL7 / US61761JGL70

KEY RISKS / CONSIDERATIONS

o    The securities do not guarantee the payment of regular interest or the return of any of the principal amount at maturity. If the final share price is less than the downside threshold level, investors will be exposed to the decline in the underlying stock on a 1 to 1 basis and will receive a payment at maturity that is less than 80% of the stated principal amount of the securities and could be zero. You could lose your entire initial investment in the securities.

o    The contingent quarterly coupon, if any, is based solely on the determination closing price or the final share price, as applicable.

o    You will not receive any contingent quarterly coupon for any quarterly period where the determination closing price is less than the downside threshold level.

o    Investors will not participate in any appreciation in the price of the underlying stock.

o    The automatic early redemption feature may limit the term of your investment to approximately three months.

o    The market price will be influenced by many unpredictable factors.

o    The securities are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the securities.

o    Investing in the securities is not equivalent to investing in the common stock of Occidental Petroleum Corporation.

o    We may engage in business with or involving Occidental Petroleum
     Corporation without regard to your interests.

o    The securities will not be listed on any securities exchange and secondary trading may be limited.

o    Additional risk factors can be found in the accompanying preliminary terms and the following pages of this document.

                            How the Securities Work

The following diagrams illustrate the potential outcomes for the securities depending on (1) the determination closing price and (2) the final share price.

Diagram #1: First Three Determination Dates

First 3 Determination Dates

Compare the determination closing price of the underlying stock against the initial share price and the downside threshold level until the final determination date or any earlier redemption.

Initial Share Price

The determination closing price is greater than or equal to the initial share price

The determination closing price is less than the initial share price

Automatic Early Redemption

You will receive (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date

No Automatic Early Redemption

The determination closing price is greater than or equal to the downside threshold level

The determination closing price is less than the downside threshold level

You will receive the contingent quarterly coupon. Proceed to next determination date.

No contingent quarterly coupon. Proceed to next determination date

Diagram #2: Payment at Maturity if No Automatic Early Redemption Occurs

Determination Dates 1-3

The determination closing price is less than the initial share price on each determination date.

Proceed to Maturity

Final Determination Date

The final share price is greater than or equal to the downside threshold level

The final share price is less than the downside threshold level

Payment at Maturity

(i) The stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date.

(i) The stated principal amount multiplied by (ii) the share performance factor.
You will lose a significant portion or all of your principal in this scenario.

The hypothetical returns set forth above are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the securities. You should read this document together with the accompanying 1 preliminary terms describing the offering, including the overview of the issuer of the underlying stock and its historical performance, before you decide to invest.

Phoenix Auto-Callable Securities due June 4, 2014
Based on the Performance of the Common Stock of Occidental Petroleum
Corporation

Risk Factors
The securities do not guarantee the return of any principal. The terms of the securities differ from those of ordinary debt securities in that the securities do not guarantee the payment of regular interest or the return of any of the principal amount at maturity. Instead, if the securities have not been automatically redeemed prior to maturity and if the final share price is less than the downside threshold level, you will be exposed to the decline in the closing price of the underlying stock, as compared to the initial share price, on a 1 to 1 basis. In this case, you will receive for each security that you hold at maturity a payment that will be less than 80% of the stated principal amount and could be zero.

The contingent quarterly coupon, if any, is based solely on the determination closing price or the final share price, as applicable. Whether the contingent quarterly coupon will be paid with respect to a determination date will be based on the determination closing price or the final share price, as applicable. As a result, you will not know whether you will receive the contingent quarterly coupon until the related determination date. Moreover, because the contingent quarterly coupon is based solely on the determination closing price on a specific determination date or the final share price, as applicable, if such determination closing price or final share price is less than the downside threshold level, you will not receive any contingent quarterly coupon with respect to such determination date, even if the closing price of the underlying stock was higher on other days during the term of the securities.

You will not receive any contingent quarterly coupon for any quarterly period where the determination closing price is less than the downside threshold level. A contingent quarterly coupon will be paid with respect to a quarterly period only if the determination closing price is greater than or equal to the downside threshold level. If the determination closing price remains below the downside threshold level on each determination date over the term of the securities, you will not receive any contingent quarterly coupons.

Investors will not participate in any appreciation in the price of the underlying stock. Investors will not participate in any appreciation in the price of the underlying stock from the initial share price, and the return on the securities will be limited to the contingent quarterly coupon that is paid with respect to each determination date on which the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold level. It is possible that the closing price of the underlying stock could be below the downside threshold level on most or all of the determination dates so that you will receive few or no contingent quarterly coupons. If you do not earn sufficient contingent quarterly coupons over the term of the securities, the overall return on the securities may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.

The automatic early redemption feature may limit the term of your investment to approximately three months. If the securities are redeemed early, you may not be able to reinvest at comparable terms or returns. The term of your investment in the securities may be limited to as short as approximately three months by the automatic early redemption feature of the securities. If the securities are redeemed prior to maturity, you will receive no more contingent quarterly coupons and may be forced to invest in a lower interest rate environment and may not be able to reinvest at comparable terms or returns.

The market price will be influenced by many unpredictable factors. Several factors will influence the value of the securities in the secondary market and the price at which MS [AND] Co. may be willing to purchase or sell the securities in the secondary market. Although we expect that generally the closing price of the underlying stock on any day will affect the value of the securities more than any other single factor, other factors that may influence the value of the securities include: the trading price and volatility (frequency and magnitude of changes in value) of the underlying stock, whether the determination closing price has been below the downside threshold level on any determination date, dividend rates on the underlying stock, interest and yield rates in the market, time remaining until the securities mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying stock and which may affect the final share price of the underlying stock, the occurrence of certain events affecting the underlying stock that may or may not require an adjustment to the adjustment factor, and any actual or anticipated changes in our credit ratings or credit spreads.

The price of the underlying stock may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See "Occidental
Petroleum Corporation Overview" in the accompanying preliminary terms. You may receive less, and possibly significantly less, than the stated principal amount per security if you try to sell your securities prior to maturity.

The securities are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the securities. You are dependent on Morgan
Stanley's ability to pay all amounts due on the securities on each contingent payment date, upon automatic redemption or at maturity, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market's view of Morgan Stanley's creditworthiness. Any actual or anticipated decline in
Morgan Stanley's credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

Investing in the securities is not equivalent to investing in the common stock of Occidental Petroleum Corporation. Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying stock.

No affiliation with Occidental Petroleum Corporation. Occidental Petroleum
Corporation is not an affiliate of ours, is not involved with this offering in any way, and has no obligation to consider your interests in taking any corporate actions that might affect the value of the securities. We have not made any due diligence inquiry with respect to Occidental Petroleum Corporation in connection with this offering.

We may engage in business with or involving Occidental Petroleum Corporation without regard to your interests. We or our affiliates may presently or from time to time engage in business with Occidental Petroleum Corporation without regard to your interests and thus may acquire non-public information about
Occidental Petroleum Corporation. Neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to Occidental Petroleum Corporation, which may or may not recommend that investors buy or hold the underlying stock.

Phoenix Auto-Callable Securities due June 4, 2014
Based on the Performance of the Common Stock of Occidental Petroleum
Corporation

Risk Factors

The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stock. MS [AND] Co., as calculation agent, will adjust the amount payable at maturity for certain corporate events affecting the underlying stock, such as stock splits and stock dividends, and certain other corporate actions involving the issuer of the underlying stock, such as mergers. However, the calculation agent will not make an adjustment for every corporate event that can affect the underlying stock.
For example, the calculation agent is not required to make any adjustments if the issuer of the underlying stock or anyone else makes a partial tender or partial exchange offer for the underlying stock, nor will adjustments be made following the final determination date. If an event occurs that does not require the calculation agent to adjust the amount payable at maturity, the market price of the securities may be materially and adversely affected.

The securities will not be listed on any securities exchange and secondary trading may be limited. The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. MS [AND] Co. may, but is not obligated to, make a market in the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS [AND]
Co. is willing to transact. If, at any time, MS [AND] Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS [AND] Co. is willing to purchase the securities at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the securities and the cost of hedging our obligations under the securities that are included in the original issue price.
The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the securities or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by MS [AND]
Co., as a result of dealer discounts, mark-ups or other transaction costs.

Hedging and trading activity by our subsidiaries could potentially affect the value of the securities. One or more of our subsidiaries expect to carry out hedging activities related to the securities (and to other instruments linked to the underlying stock), including trading in the underlying stock. Some of our subsidiaries also trade the underlying stock and other financial instruments related to the underlying stock on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial share price and, as a result, the downside threshold level which is the price at or above which the underlying stock must close on each determination date in order for you to earn a contingent quarterly coupon or, if the securities are not called prior to maturity, in order for you to avoid being exposed to the negative price performance of the underlying stock at maturity.
Additionally, such hedging or trading activities during the term of the securities could potentially affect the price of the underlying stock on the determination dates and, accordingly, whether the securities are automatically called prior to maturity and, if the securities are not called prior to maturity, the payout to you at maturity, if any.

The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the securities. As calculation agent, MS [AND] Co.
will determine the initial share price, the downside threshold level, the final share price, whether the contingent quarterly coupon will be paid on each contingent payment date, whether the securities will be redeemed following any determination date, whether a market disruption event has occurred, whether to make any adjustments to the adjustment factor and the payment that you will receive upon an automatic early redemption or at maturity, if any.
Determinations made by MS [AND] Co., in its capacity as calculation agent, including with respect to the occurrence or nonoccurrence of market disruption events, may affect the payout to you upon an automatic early redemption or at maturity.

United States federal tax consequences. Please read the discussion of United
States federal tax consequences, and any related risk factors, in the preliminary terms describing the terms of the securities.

You can review a graph setting forth the historical performance of the underlying stock in the preliminary terms describing the terms of the securities. The historical performance of the underlying stock should not be taken as an indication of its future performance, and no assurance can be given as to the price of the underlying stock at any time, including on the determination dates.

Phoenix Auto-Callable Securities due June 4, 2014
Based on the Performance of the Common Stock of Occidental Petroleum
Corporation

Important Information

The issuer has filed a registration statement (including a prospectus) with the
SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

The securities are not bank deposits and are not insured by the Federal Deposit
Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The information provided herein was prepared by sales, trading, or other non-research personnel of one of the following: Morgan Stanley [AND] Co. LLC,
Morgan Stanley [AND] Co. International PLC, Morgan Stanley MUFG Securities Co.,
Ltd, Morgan Stanley Capital Group Inc. and/or Morgan Stanley Asia Limited
(together with their affiliates, hereinafter "Morgan Stanley"), but is not a product of Morgan Stanley's Equity Research or Fixed Income Research
Departments. This communication is a marketing communication and is not a research report, though it may refer to a Morgan Stanley research report or the views of a Morgan Stanley research analyst. We are not commenting on the fundamentals of any companies mentioned. Unless indicated, all views expressed herein are the views of the author's and may differ from or conflict with those of the Morgan Stanley Equity Research or Fixed Income Research Departments or
others in the Firm.

Morgan Stanley is not acting as a municipal advisor and the opinions or views contained herein are not intended to be, and do not constitute, advice, including within the meaning of Section 975 of the Dodd-Frank Wall Street
Reform and Consumer Protection Act.

This material is not (and should not be construed to be) investment advice (as defined under ERISA or similar concepts under applicable law) from Morgan
Stanley with respect to an employee benefit plan or to any person acting as a
Fiduciary for an employee benefit plan, or as a primary basis for any particular plan investment decision. These materials have been based upon information generally available to the public from sources believed to be reliable. No representation is given with respect to their accuracy or completeness, and they may change without notice. Morgan Stanley on its own behalf and on behalf of its affiliates disclaims any and all liability relating to these materials, including, without limitation, any express or implied representations or warranties for statements or errors contained in, or omissions from, these materials. Morgan Stanley and others associated with it may make markets or specialize in, have or may in the future enter into principal or proprietary positions (long or short) in and effect transactions in securities of companies or trading strategies mentioned or described herein and may also perform or seek to perform investment banking, brokerage or other services for those companies and may enter into transactions with them. We may at any time modify or liquidate all or a portion of such positions and we are under no obligation to contact you to disclose any such intention to modify or liquidate or any such modification or liquidation. Morgan Stanley acts as
"prime broker" and lender for a number of hedge funds. As a result, Morgan
Stanley may indirectly benefit from increases in investments in hedge funds.
Unless stated otherwise, the material contained herein has not been based on a consideration of any individual client circumstances and as such should not be considered to be a personal recommendation. We remind investors that these investments are subject to market risk and will fluctuate in value. The investments discussed or recommended in this communication may be unsuitable for investors depending upon their specific investment objectives and financial position. Where an investment is denominated in a currency other than the investor's currency, changes in rates of exchange may have an adverse effect on the value, price of, or income derived from the investment. The performance data quoted represents past performance. Past performance is not indicative of future returns. No representation or warranty is made that any returns indicated will be achieved. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. Transaction costs
(such as commissions) are not included in the calculation of returns. Changes to the assumptions may have a material impact on any returns detailed.
Potential investors should be aware that certain legal, accounting and tax restrictions, margin requirements, commissions and other transaction costs and changes to the assumptions set forth herein may significantly affect the economic consequences of the transactions discussed herein. The information and analyses contained herein are not intended as tax, legal or investment advice and may not be suitable for your specific circumstances. By submitting this communication to you, Morgan Stanley is not advising you to take any particular action based on the information, opinions or views contained herein, and acceptance of such document will be deemed by you acceptance of these conclusions. You should consult with your own municipal, financial, accounting and legal advisors regarding the information, opinions or views contained in this communication.